Exhibit 14.1

Crawford & Company

Code of Business Conduct and Ethics

Letter from Our President & CEO

To Fellow Employees of Crawford & Company and its subsidiaries:

Over the past 70 years, Crawford & Company has built a solid foundation upon the core values of honesty, integrity, and quality. We are committed to doing business the right way. Now more than ever, each of us must adhere to the highest personal and professional ethical standards.

Our Vision, Mission, and Values are clear and guide our relationships with our valued stakeholders—including our clients, our shareholders, and each other. We must comply with not only the letter, but also the spirit of these principles. Doing so is central to conducting ourselves with honesty, integrity, and quality. As an extension of these practices, it is fundamental to know and comply with the laws and regulations that apply to our jobs—wherever we are located.

As Crawford and its subsidiaries continue to grow, we have revised our Code of Business Conduct and Ethics (our “Code”) to refocus our attention to the values that guide us. Although our Code seeks to provide an overview of common ethical dilemmas and difficult situations, each of us should exercise good judgment in each decision that we make. In essence, we should always remember to do the right thing.

Paramount to the success of our commitment to doing the right thing is our willingness and ability to report possible misconduct. If you have questions about this Code, Company policy, or the law, or if you believe you have witnessed actual or potential wrongdoing, you have a duty to speak up. Our Code lists a number of resources through which we can raise concerns, and our Company encourages us to take advantage of these. Keep in mind that Crawford & Company will never tolerate retaliatory acts taken against you for making a good faith report.

Please read this document carefully and use it to guide the decisions you make in the work that you do. Our Code applies to directors, officers, and employees alike.

Upholding the law, Company policies, and ethical standards makes for good business practice. Our excellence—and ultimately, our success—depend upon it.

Jeffrey T. Bowman, President & CEO

2

Our Vision, Mission, and Values

Our Vision, Mission, and Values are fundamental to how we conduct business. This Code of Business Conduct and Ethics is based on those guiding principles. For your reference, they are stated below:

Vision

To be recognized as the world’s leading provider of custom claims and administrative solutions.

Mission

To be the service provider of choice by delivering the highest quality claims and administrative solutions in each of the markets we serve.

Values

In pursuit of this mission we believe in:

Acting Responsibly with Honesty and Integrity

Providing Value to Our Clients

Recognizing Our Shared Value

Providing a Safe and Healthy Work Environment

Providing Growth for Our Shareholders

Committing to Innovation & Communication

Table of Contents

Letter from Our President & CEO	ii

Our Vision, Mission, and Values	ii

Vision	ii

Mission	ii

Values	ii

Understanding Our Code of Business Conduct and Ethics	5

Our Code’s Objective	5

Our Code’s Coverage	5

Our Commitment to the Law	5

Reporting Matters that May Violate Our Code	2

Introduction to Reporting	2

Resources for Reporting	2

Follow Up to Reporting	2

Protection When Reporting	3

Dealing with Breaches of Our Code	3

Acting Responsibly with Honesty and Integrity	4

Conflicts of Interest	4

Anti-Corruption	5

International Trade Controls	7

Fair Dealing	8

Fraud	9

Providing Value to Our Clients	10

Quality Services	10

Ethical Sales and Marketing	10

Protecting Client Information	10

Business with Government Agencies	10

Recognizing Our Shared Value	11

Harassment	11

Non-Discrimination	12

Data Privacy and Protection	12

Managers’ Roles in Communication and Ethics	13

Providing a Safe and Healthy Work Environment	14

Workplace Safety	14

Use of Technology	14

Protecting Our Shared Assets	15

Providing Growth for Our Shareholders	19

Insider Trading	19

Accounting Standards	20

Corporate Social Responsibility	21

Committing to Innovation & Communication	22

Political Contributions and Activities	22

Responding to Media and Analyst Inquiries	22

Responding to Requests from Government Officials	23

Guidelines for Waiving Parts of Our Code	24

Acknowledgment	25

Understanding Our Code of Business Conduct and Ethics

Our Code’s Objective

Our Code of Business Conduct and Ethics (the “Code”) is designed to summarize the standards of business conduct to which all Crawford directors, officers, and employees are held. It also provides guidance to us and all of our subsidiaries worldwide. Collectively, Crawford and its subsidiaries may sometimes be referred to as our “Company.”

Our Code does not—nor is it intended to—address every situation we may confront in the course of daily business activities. In addition to using the Code as an ethical reference, we must also rely on our own sound ethical judgment to preserve our standards of honesty and integrity. We should each make every effort to seek additional guidance when ethical or compliance questions arise. To find the resources that our Company provides for seeking such guidance, please see the “Reporting Matters that May Violate Our Code” section.

Our Code’s Coverage

We are each responsible for conducting ourselves in compliance with the applicable provisions of this Code. This includes all employees, officers, and agents of Crawford & Company and its subsidiaries, as well as members of the Crawford & Company Board of Directors. Our Code applies to everything we do on behalf of the Company.

Our Commitment to the Law

Our Code directs us to abide by the letter and spirit of all laws, rules, and regulations that apply to our Company’s business, in all countries where we operate.

v

Reporting Matters that May Violate Our Code

Introduction to Reporting

As you familiarize yourself with this Code, our related policies, and the laws and regulations that affect our business, you will learn about many of the guidelines that structure our activities.

There may come a time, however, when we learn of, or suspect, wrongdoing by others. We may sometimes simply have a question about a particular situation in which we find ourselves. We may also simply need clarification on the most appropriate course of action. Should these or other concerns arise, we have a responsibility to report them with appropriate urgency. When in need of guidance we may each use this Code as a reference guide for what to do and whom to contact. The following section, “Resources for Reporting,” outlines the various resources to which we may turn, when in need of guidance.

Remember, reports made in good faith will never meet with retaliation.

Resources for Reporting

If you have a question or concern about this Code, Company policy, or conduct that may violate these standards, please talk with your manager or the person to whom you report first.

If this is not possible or if you feel uncomfortable doing so, you may turn to any of the following resources for reporting concerns or seeking guidance:

•	Local or Home Office Human Resources

•	Your appropriate local executive officer

•	The Legal Department

•	The Confidential AlertLine

•	Toll free in the United States: 800.854.3205

•	Toll free outside of the United States: 866.265.4222*

*	A country-specific Direct Access Code must be dialed before this number. Direct Access Codes vary by country and may be changed at any time. Direct Access Codes can be found on AT&T’s website at: http://www.business.att.com/bt/access.jsp

The Confidential AlertLine allows you to raise concerns anonymously.

Follow Up to Reporting

Once Crawford learns of wrongdoing, our Company will move promptly to take corrective action, and prevent future problems.

In order to resolve all matters promptly and appropriately, you are expected to cooperate with any investigation if asked to do so.

Remember, our Code does not allow any of the following:

•	Destroying information relating to a matter under investigation

•	Providing false or incomplete information pertaining to ethical or legal misconduct

•	Failing to report, or hiding, facts or data pertaining to known ethical or legal misconduct

•	Discussing issues under investigation without prior approval from the Legal Department

Protection When Reporting

Crawford & Company does not tolerate retaliation against anyone who in good faith reports conduct that is not compliant with our Code or other standards, laws, or regulations. “Good faith” reporting means sharing concerns about possible violations with any of the contacts named above in the “Resources for Reporting” section. As long as reports relate to honest concerns, it does not matter if they are found to be correct or not.

Dealing with Breaches of Our Code

Actions found to be in violation of our Code, the law, or regulations applicable to our business will result in disciplinary action, which could include termination. Also, remember that violations of the law may result in civil or criminal penalties for the individuals involved, as well as for our Company.

Acting Responsibly with Honesty and Integrity

Conflicts of Interest

Our Code directs us to keep our Company’s interests paramount in all business decisions. Conflicts of interest can undermine our business judgment, threaten our reputation, and expose the Company to legal risks. A “conflict of interest” occurs when our personal or family interests interfere with the interests of our Company. We must all avoid holding any interest which could conflict with the ethical performance of our responsibilities at Crawford.

If you think that you may be involved in a conflict of interest, you must disclose and work to resolve it. Examples of conflicts that must be disclosed and resolved include:

•	Owning or pursuing a significant financial interest in a company that competes with Crawford, or in one that seeks to do business with our Company

•	Having a personal or family interest in a transaction with the Company

•	Taking advantage of corporate opportunities, or engaging in outside business interests, that conflict with your responsibilities to our Company

•	Receiving and giving gifts, meals, entertainment, or other benefits which are not reasonable, customary, and common in our industry and the locations where we do business

We must also pay very special attention to the laws that control providing gifts and entertainment to government officials. Generally, providing these and other similar courtesies to anyone acting in an official governmental capacity is prohibited under numerous laws. If you engage in any way with government officials or agencies during the course of your work at Crawford, you must familiarize yourself with the laws, and our policies, that apply to gifts, entertainment, and courtesies. Please seek clarification from your manager, should you need it, and also refer to your employee handbook.

Operational conflicts of interest, as opposed to personal conflicts of interest, may also arise in the course of providing services to our clients. Operational conflicts are those in which the Company may be in the position of representing opposing interests. You should refer to your business unit procedures for guidance regarding avoiding operational conflicts.

Please direct any questions or concerns about conflicts of interest to your manager or the Legal Department.

Q: Tara’s brother owns a significant financial interest in a company that Tara’s business unit has decided to pursue as a potential new client. If her unit wins the business, Tara will end up working with the new client regularly. Since Tara isn’t involved in the sales or decision-making processes, she figures her brother’s investment isn’t a big deal. Is she correct?

A: No. We must all disclose any real or possible conflicts of interest, promptly. Tara should speak with her manager or the Legal Department, in order to disclose her brother’s financial interest. She can then work with these resources to ensure that all ethical standards and laws are followed, ensuring that the potential conflict of interest is properly handled.

Anti-Corruption

Crawford & Company operates in many locations around the world, which means that we—and all of our subsidiaries throughout the world—must take special care to know and follow all of the anti-corruption laws that apply to our work. Some of these laws include:

•	The U.S. Foreign Corrupt Practices Act (FCPA)

•	The UK Bribery Act

•	The Organisation for Economic Co-operation and Development Guidelines (OECD)

•	Similar local laws around the world

These laws restrict us from bribing or attempting to bribe foreign government officials. We must also never work with third parties who divert funds for any corrupt practices, such as bribery, kickbacks, or improper payments. We are held responsible for the actions of our business partners, and seek to only work with partners who follow ethical standards like our own.

A “bribe” may be:

•	Anything of value—including, but not limited to, money, gifts, favors, in-kind use of company resources, or entertainment

•	Viewed as an effort to influence an official’s actions or decisions

•	An attempt to obtain or retain business

•	Seen as an effort to acquire an improper advantage

“Foreign government officials” may include:

•	Federal, state, or local government employees

•	Political candidates

•	Political party officials

•	Members of royal families

•	Employees of businesses that are owned or otherwise controlled by a government

•	Employees of international organizations

Similarly, we are never permitted to offer or accept a “kickback.” This means we may not do the following in exchange for making or arranging business deals:

•	Return any sum of money, whether due or already paid

•	Accept the return of any sum of money, whether due or already paid

Additionally, we may not engage in “commercial bribery.” This means attempting to bribe our customers, partners, suppliers, or anyone working on their behalf, intending to influence their decision making. Similarly, we must not employ a third party to carry out any action we ourselves are prohibited from carrying out.

Another practice that we must understand involves payments for routine government actions. In certain parts of the world, it is common for government officials to receive so-called “grease,” “facilitating,” or “expediting” payments. These are intended to expedite or secure the performance of routine governmental actions from these officials. Examples of these routine actions may include:

•	Issuing licenses or permits

•	Obtaining utility services

•	Issuing work permits or visas

•	Providing police or fire protection

Our Code prohibits such payments. There are strict laws governing these payments, which are complex and vary from country to country. Under extraordinary and rare circumstances that involve health and safety concerns, an exception may be made, but only with explicit prior approval from the Legal Department.

Because these laws and issues are complex, please seek guidance from the Legal Department if you have any questions or believe any of these guidelines have been violated. You may also reference our Anti-Bribery and Foreign Corrupt Practices Act Compliance Policy.

Q: Ivan needs some important documents processed by a local government agency quickly. He has heard that sometimes the officials in that agency take informal payments to expedite certain tasks. Would it be okay for Ivan to pursue paying someone at the agency to speed up the process? He knows that his client is counting on him.

A: No, Ivan must never pay—or seek to pay—any kind of facilitating payments. We strive to meet and, when possible, exceed our clients’ expectations. We must never do so, however, if it would mean sacrificing our ethical standards or compliance with the law.

International Trade Controls

As a global company, we must diligently comply with local and national laws and regulations that govern our international activity. Although many of the services we provide to clients do not involve the transfer of physical products, we must still adhere to certain laws relating to exports and imports.

When the following are shipped or transferred to another country, an “export” occurs:

•	Products

•	Services

•	Technology

•	Data or information

Also, providing the following to non-U.S. citizens—even verbally—is considered export activity:

•	Technology

•	Technical information

•	Software

The receiving non-U.S. citizen, in these cases, may be in the U.S. or a third country for this activity to be considered an export.

We must verify that all recipients and delivery locations are legally eligible to receive any items or information, prior to engaging in export activity. We must obtain all necessary licenses and permits, and pay all proper duties.

Importing, or bringing purchased goods from an external, foreign source into another country, is also generally subject to various laws and regulations. This activity may also require certain duties or taxes to be paid, or certain filings to be submitted.

We also play an important global role in preventing and detecting money laundering. This means, in part, that we must be careful to avoid transactions that may involve funds from illegal activities. Such activity would violate anti-money laundering laws. In order to safeguard our operations from money laundering, we must:

•	Conduct proper due diligence on our potential business partners

•	Perform all applicable identity verifications of our potential partners

•	Ensure that we only select business partners who conduct legitimate and legal business activities

•	Participate in financial transactions only after appropriately verifying that the funds involved come from legitimate sources

Because money laundering issues are complicated, do not attempt to handle them alone. If you encounter any potential signs of money laundering or other illegal activity, report these to your manager, the Legal Department, or the Confidential AlertLine.

Additionally, we have a responsibility to avoid cooperating with any request to participate in unsanctioned foreign boycotts, or related restrictive trade practices. This means that we may not supply any information, perform any action, or make any statement that could make it seem like we are participating in an illegal foreign boycott. The laws that govern these matters carry severe penalties.

Our Company must also report any possible boycott requests to the U.S. government. To aid in this requirement, report any information or requests that you think may relate to illegal boycott requests to your manager, the Legal Department, or the Confidential AlertLine.

Q: Jena is negotiating a contract to sell our services to an Egyptian organization. When reviewing a draft of the contract, Jena notices that the potential customer has added a section that requires us to limit our business in Israel. What should Jena do once she sees this new section?

A: Jena must immediately involve her manager and the Legal Department as soon as she notices this language in the contract. If she does not report the potential customer’s change to the contract, she and Crawford may face certain penalties under anti-boycott laws. Jena’s manager and the Legal Department will help her find the best way to handle this situation.

Fair Dealing

We are committed to following fair dealing principles in all of our business activities. These include rules that are frequently referred to as “competition” or “antitrust” laws. The purpose of these laws is to preserve a competitive economy in which free enterprise can flourish. Our Code’s insistence on full compliance with such laws is based on both our desire to follow the law, and our conviction that the protection of a free, competitive economy is essential.

Competition laws generally prohibit agreements between competitors relating to:

•	Prices

•	Division of markets

•	Allocation of clients

•	Any other activity that restrains competition, whether by vendors or clients

We are committed to making business and commercial decisions solely on the basis of our Company’s best interests. We never make these decisions on the basis of understandings or agreements with any competitor.

Because we are committed to complying with all competition laws, we should avoid any conduct or behavior that violates or appears to violate them. Should these topics arise in any conversation with a competitor, end the conversation immediately. While industry association meetings and other events provide opportunities for networking and generating business, they also pose certain risks. When we participate in these events, we must see to it that we prevent even the suggestion of unethical business practices.

Q. Derek attends an insurance industry association meeting. At lunch with his colleagues from competing organizations, the discussion turns to pricing. One attendee suggests that if they don’t discuss specific price levels, perhaps those gathered could agree not to engage in a price war. How should Derek respond?

A. Around the world, various competition laws bar agreements between competitors that relate to the prices they charge, whether or not specific prices are discussed. On hearing his colleague’s suggestion, Derek should immediately leave the lunch gathering and contact Crawford’s Legal Department or the Confidential AlertLine. Simply being present during illegal conversations, even unintentionally, may lead to consequences under competition laws. For this reason, Derek should protect himself by reporting the incident.

Fraud

We are committed to upholding the integrity of our Code and business operations. This commitment means that we will not tolerate fraud, dishonesty, or criminal conduct of any kind. If you suspect that a fraudulent or criminal act has occurred, immediately report your concern to:

•	Your manager or the person to whom you report

•	Another appropriate manager

•	The Legal Department

•	The Confidential AlertLine

All reports will be taken seriously and investigated promptly. As with all other violations of our Code, appropriate discipline will be administered—up to and including termination of employment—if any investigation confirms wrongdoing.

Providing Value to Our Clients

Quality Services

In line with our Vision, Mission, and Values, we always aim to deliver high quality claims and administrative solutions. Our good name rests on our successful achievement of this goal, and on our high standards for quality. To continue growing our success while sustaining our reputation for quality, we must always follow internal control procedures and diligently adhere to contract terms. Make certain that you always understand the terms and criteria that apply to your projects and assignments. Speak with your manager right away if you learn of any issues relating to quality control or contract performance.

Ethical Sales and Marketing

When selling, advertising, or marketing our services, we must act with honesty and integrity. We must only make true statements about the quality, features, or availability of our services. We also should avoid making unfair or incorrect comparisons between our competitors’ services and our own.

Protecting Client Information

Our clients entrust us with their information, and we must honor this trust by treating such information with great care. Often the information provided to us may concern claimants or insured persons. We have a duty to all those whose information we handle to safeguard it. We accomplish this by only sharing such information with third parties or fellow employees when there is a business need to do so, and in accordance with applicable data privacy and protection laws. If you suspect that client information has been mishandled, please speak with your manager or the Legal Department right away.

For more information about protecting client data, refer to our Global Data Protection and Privacy Policy.

Business with Government Agencies

The laws and regulations that concern doing business with government agencies have different and more extensive requirements than those that apply to other clients. Violating government contract terms could subject our Company to investigations, lawsuits, or other negative results. This means that when we interact and do business with government officials, we must be very aware of our actions. We must familiarize ourselves, and comply strictly, with all laws and regulations that apply to transactions with government agencies.

Recognizing Our Shared Value

We are committed to creating and maintaining a safe and healthy work environment where employees and stakeholders are treated fairly and with respect. Because our Company values the helpful opinions of all employees, open and positive communication is important.

Harassment

We must not engage in any behavior that could be viewed as harassment. Harassment includes overt acts such as threats or hostile behavior, as well as less obvious actions that impact the dignity of fellow employees. These may include remarks or gestures relating to:

•	Race

•	Color

•	Religion

•	Sex

•	Sexual orientation

•	Age

•	National origin

•	Veteran’s status

•	Disability

These qualities can collectively be referred to as “protected classes.”

Any action creating an intimidating, offensive, or demeaning context for another person is harassment. These types of actions have no place at Crawford.

Harassment can take sexual or non-sexual form. Examples of sexual harassment may include:

•	Improper comments about another person’s appearance

•	Suggestive comments

•	Unwanted propositions

•	Improper jokes of a sexual nature

•	Touching

•	Requests for sexual favors

Alternatively, non-sexual harassment may include images, remarks, or jokes pertaining to any of the protected classes listed above. Harassment must be kept out of all Crawford working environments. To achieve this, we must ensure that our actions and words are always respectful and appropriate. We must also protect ourselves and each other from harassment by reporting any suspected or actual harassing behavior to the Human Resources department or the Confidential AlertLine.

Non-Discrimination

Treating each other fairly and with respect means valuing the range of backgrounds, experiences, and ideas we bring to our workplace. We will not discriminate or make employment-related decisions on the basis of any of the protected classes listed above. “Employment-related decisions” may include:

•	Compensation

•	Benefits

•	Hiring

•	Placement

•	Training

•	Transfer

•	Promotion

•	Demotion

•	Termination

We only base these types of decisions on merit. If you suspect or know that discrimination has occurred, contact Human Resources or the Confidential AlertLine right away.

Q. Michael recently saw a manager in his business unit make a sexual advance toward an employee who reports to him. Michael told the employee that she should report the matter to Human Resources or the Confidential AlertLine, but he isn’t sure if she did so. Has Michael done all he is supposed to do?

A. Not completely. Michael took the right first step by suggesting to the employee that she make a report. But if he is not sure that this matter has been reported, he should notify Human Resources or the Confidential AlertLine himself.

Data Privacy and Protection

At Crawford, we protect our fellow employees’ and clients’ personal information by following our guidelines for collecting, storing, and using it. When taking any of these actions we must do so in accordance with all applicable privacy laws, wherever we are doing business. Some examples of the personal information that we collect may include:

•	Medical history

•	Contact information

•	Employment history

•	Marital status

•	Government-issued identification numbers

Whenever our job responsibilities include the following uses of personal information, we have a duty to know and comply with the privacy and data protection laws that apply to our work:

•	General use or access

•	Collection

•	Storage

•	Modification

•	Transfer

•	Erasure

We must also take care to only share such information with others who have a business need to know it.

For more information on our data protection guidelines, please see the Global Data Protection and Privacy Policy.

Managers’ Roles in Communication and Ethics

Managers within Crawford & Company are resources and role models for proper business conduct. This leadership role comes with additional responsibilities in terms of exemplifying our Code. Managers are expected to:

•	Foster the safe, healthy working environment for which we all strive

•	Ensure employees are treated with fairness and respect

•	Create comfortable settings that encourage employees to raise concerns, ask questions, and be part of the discussion about workplace issues

Managers are also responsible for cultivating a culture of ethics. Some of the ways to achieve this are:

•	Adhere to our Code’s standards at all times

•	Promote and appropriately communicate these standards

•	Make certain that employees understand and comply with our Code’s standards

•	Offer support to anyone who reports a suspected violation or concern in good faith

•	Answer all employee questions regarding this Code or our policies

•	Never allow, or carry out, retaliation against someone for reporting suspected wrongdoing in good faith

•	Refer matters of suspected or actual misconduct through the proper channels

Those of us charged with managerial responsibilities must lead by setting an ethical example for others to follow.

Providing a Safe and Healthy Work Environment

Workplace Safety

Crawford & Company is committed to ensuring a safe, healthy, and drug-free workplace for all employees. Safety is a responsibility that must be shared and supported by all of us in every work activity. We must also comply with all applicable laws and regulations relating to safety and health.

Healthy, clear minds are necessary for the proper performance of our job functions. Substance abuse compromises our ability to work professionally and safely. We are prohibited from working while under the influence of alcohol, illegal drugs, or misused over-the-counter or prescription drugs. Also, we may never possess, transfer, or sell the substances listed above while on Company property. Exceptions may only be granted when transferring alcohol in a sealed container as a pre-authorized gift, or when consuming alcohol in moderation, and with sound judgment, at an authorized Company event.

Violence also has no place at Crawford. We may never make verbal threats, commit violent acts of any kind, or bring weapons onto company premises.

If you believe unsafe or unhealthy conditions exist, notify your manager or the Legal Department immediately.

Use of Technology

It is important to understand that all computer systems and Company-related work records are our Company’s property. As such, we cannot expect privacy when using or accessing these resources. Except when Company policy permits otherwise, computer systems and associated software and devices may only be used for business purposes. We are prohibited from the following activities, even if intended humorously:

•	Visiting inappropriate internet sites

•	Using Company email or computer systems to make or forward derogatory or offensive remarks

We must take particular care when sending email messages. These can be intercepted by or forwarded to persons other than their intended recipient. For this reason, we should take particular care when electronically sending proprietary or confidential information. In short, information that is “proprietary” or “confidential” belongs to Crawford, our stakeholders, or other relevant third parties, and would be damaging to any of these groups if made public. For more information about confidential and proprietary information, please see the next section, titled “Protecting Our Shared Assets.”

Remember, too, that our Company’s email and electronically-stored information may be routinely audited and monitored.

In addition to properly using our Company’s technology, we must also exercise good judgment when using social media on the internet. Our Company recognizes our rights to participate in any form of online publishing or discussion, which may include:

•	Blogs

•	Wikis

•	Online social networks

Indeed, it is increasingly important for us to properly participate in these various forums, in order to learn and contribute within these communities. When using social media on the internet, we should keep the following guidelines in mind:

•	Everything published online will be public for a long time

•	If you identify yourself in connection with Crawford, such as an employee or contractor, ensure that your profile appears consistently with how you want to be perceived by colleagues and clients

•	Only share information that is not confidential, proprietary, private, or otherwise protected

•	Use respectful language, just as you would in the workplace

Also, if you encounter information or references relating to Crawford on the internet or within social media outlets, please do not respond. Instead, if you believe there is cause for concern about the content you have found, please forward it to our Corporate Public Relations Director for review.

For more information regarding the proper use of social media, please consult one of the following resources:

•	Your manager or the person to whom you report

•	Our Global Social Media Policy

•	Our Media Relations Policy and Procedures

Protecting Our Shared Assets

We must only use Company property or assets for legitimate business purposes. Exceptions to this principle—allowing personal use of Company assets—may only occur in limited circumstances where permitted by Company policy. It is also important to remember that our facilities and property may be inspected at any time. These may include:

•	Computer systems

•	Telephone records

•	Email records

•	Internet usage

•	Facilities

•	Funds

•	Business documents

•	Offices and other workspaces

Generally, we may not keep Company assets should our employment with Crawford come to an end.

Confidential—or proprietary—information is another type of asset that we must protect at all times. “Confidential information” refers to any information of a restricted or secret nature belonging to our:

•	Company

•	Clients

•	Third-party business partners

•	Competitors

When dealing with any such information, we must comply with applicable privacy laws and regulations, as well as agreements with clients governing data protection.

Examples of confidential information include:

•	Business plans

•	Client lists and information

•	Technical information

•	Marketing and strategic plans

•	Terms and conditions, rates, or fees offered to certain clients

•	Any information entrusted to the Company by others

•	The personal information of claimants and insured persons

Some of these types of information fall under the category of “trade secrets,” which refers to information that gives Crawford a competitive advantage. We must be careful with this information, ensuring that we never accidentally disclose it, or leave it where others may find it. This means that we must not discuss this or other confidential information where it may be overheard. Break rooms, restaurants, and airports are examples of the types of places where we must carefully monitor our conversations. We must also protect the resources that store sensitive information, such as computers, communications devices, and files. We must never leaving these unattended or at risk of being stolen or improperly viewed.

Q: Ava handles customer billings in the accounting office of one of Crawford’s business units. She has dinner plans with family one evening, and will not have time to take her Company laptop home before dinner. She stores a significant amount of client information on the laptop, and is worried about it being stolen. How should she safeguard the laptop and its information?

A: Ava should leave the laptop secured at her office. We have a duty to protect our clients’ confidential information, as well as our Company’s systems and data. We must never put our assets or confidential information at risk of security violations or theft.

We are also committed to following high ethical standards, and all applicable legal requirements, when gathering information regarding competitors. This means never using deceptive or fraudulent means when gathering competitor information, and never attempting to obtain such information from new employees who previously worked for a competitor.

We must also protect information relating to competitors—and all third parties—as carefully as we protect our own information. Sometimes we encounter this information through the course of our work, and sometimes third parties choose to share it with us. We may only share such information when we have received express permission to do so. This includes sharing it with fellow Crawford employees, who must have a business need to know such information in order for us to ethically discuss it.

Please consult with the Legal Department if you have questions about the applicable privacy laws or regulations in your location. Please also contact the Legal Department if you believe you have inappropriately received confidential information.

Q. On a recent business trip to an industry conference, Walker allowed a friend to use his laptop computer overnight. Walker’s laptop contained proprietary information, including personal information of claimants and insured persons. Is that okay?

A. We must adhere to the guidelines in our Code, as well as Company policies, that explain how to protect Company assets. (Our assets often include information.) Walker should not have lent his laptop—a Company asset—to his friend, because doing so may have exposed the claimants’ information to a person without a business need to know it. You should contact the Legal Department or the Confidential AlertLine for guidance right away if you become aware of unethical use of Company assets or information.

Finally, intellectual property (or “IP”) is another important asset, and we each have a responsibility to protect it. Some examples of IP may include:

•	Names

•	Logos

•	Trademarks

•	Patents

•	Copyrights

•	Service marks

•	Software

•	Tapes

•	Books

The laws that relate to IP protect the rights of anyone who owns such assets, similarly to the laws that protect owners of physical property. Because of this, we must ensure that we enforce Crawford’s IP rights, while also respecting those of others. Violating the IP rights of others—such as illegally copying software or other copyrighted information—could create financial or legal problems for our Company. If you have any questions about intellectual property, please contact the Legal Department.

Providing Growth for Our Shareholders

Insider Trading

Because Crawford is an issuer of publicly traded shares in the U.S., we have special duties when carrying out certain aspects of our jobs. These duties include properly handling all “material, non-public information.” “Material” means information that a reasonable investor would consider important when deciding whether to buy or sell a security, such as stock in a corporation. “Non-public” means information that has not been released to the general public. (Even information that has been released is not considered “public” until two full trading days have passed since its release.) When carrying out our job responsibilities, we may encounter material, non-public (or “inside”) information about Crawford, our clients, or other third parties who have entrusted us with their data.

We may not make personal financial decisions—including buying or selling stocks—based on any such information. Doing so is considered “insider trading,” and is illegal. “Tipping,” which is giving advice to others based on inside information, is also not permitted. Just as with confidential, proprietary information, we must ensure that we adhere to the laws that govern our business, and never improperly disclose or act on inside information. We must use good judgment when talking about Company business outside of the workplace, and take care to ensure that it is never overheard.

The securities laws that relate to these matters are complex. Please seek counsel from the Legal Department if you have questions related to insider trading. Those of us with access to material, non-public information should take special care to seek guidance whenever questions arise. In addition, directors, executive officers, and other designated employees should contact the Legal Department for approval prior to trading Crawford & Company stock.

For additional information, please see the Regulation Fair Disclosure Policy.

Q. Salima recently overheard a fellow employee discussing the details of a pending transaction with her brother, who does not work for Crawford. Could this create a problem? What should Salima do?

A. Yes, such behavior could create a serious problem. If the discussion included information that could be viewed as material, and the information had not been publicly disclosed, then Salima’s coworker could face an allegation of insider trading or tipping. In this case, Salima should call the Legal Department or the Confidential AlertLine for guidance. Our Company will protect any employee from any form of retaliation for reporting good faith concerns.

Accounting Standards

Each of us plays a role in assuring the integrity of our Company’s business records. Those of us that rely on these records for decision making—including investors and other stakeholders—count on their accuracy and reliability. Additionally, many local, national, and international laws require us to keep accurate and transparent records. Examples of these records may include:

•	Expense reports and accounts

•	Vouchers

•	Invoices

•	Payroll and timekeeping

•	Service records

•	Reports to government agencies, and any other public reports

We must prepare these and all other records with care and honesty. All entries, timekeeping records, corporate funds, and assets must be recorded in accordance with Company procedures. Also, we are committed to never taking part in unethical record-keeping activities, which may include:

•	Making false statements (whether verbal or written)

•	Recording false quality or safety information

•	Altering sales information

•	Overstating or understating assets or liabilities

•	Hiding or incorrectly accounting for Company funds

Our shareholders and other stakeholders also depend on us to consistently follow our billing procedures and internal controls, at all times. In accordance with this responsibility, we prepare all client billings accurately, ensuring they reflect the work performed and the appropriate fee for that work.

Our internal accounting controls also assure that our financial statements align with generally accepted accounting principles, and any local or statutory accounting requirements. We must always understand and follow these financial reporting laws and regulations.

We also have a duty to follow our internal procedures—as well as applicable laws—when storing, maintaining, and discarding paper and electronic business records. You should familiarize yourself with the records management procedures and laws that apply to your job, including any local rules that apply to your location.

We may not tamper with or manipulate records, or destroy them prior to their expiration dates. The procedure for determining document expiration dates is described in our records retention schedules. If you have questions about matters related to records retention, please consult with your manager or the Legal Department.

If you know about or suspect any violations of our Code or policies involving accounting, internal controls, auditing matters, or records, please immediately report your concerns to any of the following:

•	Your manager or the person to whom you report

•	Another appropriate manager

•	The Legal Department

•	The Confidential AlertLine

Our Company is committed to protecting you from retaliation for making good faith reports.

Q. One of Elias’ long-standing clients asked him to alter an invoice to help him with his end-of-year accounting. He has never asked Elias to alter an invoice in the past, and he says that this would be a one-time occurrence. What should Elias do?

A. Elias should not alter the invoice. All client billings must accurately reflect the work performed. We must always carefully follow all of our accounting and billing procedures. Elias should discuss this client’s request with his manager or the Legal Department.

Corporate Social Responsibility

As members of a global community, we must all respect individual human rights. Accordingly, we follow responsible employment practices by offering reasonable working hours and fair wages to those who work on behalf of our Company. We also avoid doing business with subcontractors or business partners who violate these principles, because Crawford may ultimately be held responsible for their conduct, as well as our own.

Also, as responsible corporate citizens, we diligently adhere to all applicable environmental laws and regulations that apply wherever we do business. We must familiarize ourselves with the important requirements of these laws and regulations. Easing our environmental footprint is important—accordingly, we must use natural resources in the most efficient ways possible.

If you believe, in good faith, that violations of our Code or any law have occurred in the areas of human rights or the environment, please communicate your concerns to your manager.

Committing to Innovation & Communication

New ideas are welcomed and shared in our Company. Our focus on continuous improvement provides opportunities for all associates to set a positive example in the communities where we conduct business. Taken together, these ideas form the basis of the following guidelines.

Political Contributions and Activities

We are encouraged to exercise our rights as citizens, and to become involved in personal political activities. We must remember, however, to only engage in political activities in a personal capacity, rather than on behalf of our Company. This means that we may not make contributions to any political candidate or party in Crawford’s name. Direct or indirect reimbursements for personal political contributions are also not permitted. In areas where contributions from businesses are legal, contributions from Crawford may only be made with approval in advance by our Chief Executive Officer and General Counsel.

Contacts with regulators, legislators, or executive branch officials involving efforts to influence administrative or legislative action may constitute “lobbying.” The laws that govern lobbying are complex. Those of us whose responsibilities may be affected by lobbying laws must seek counsel from the Legal Department to determine whether disclosure, registration, or other rules apply.

Q. Maya supports a particular candidate in her community. Maya would like to send a few emails using Company systems to fellow employees, to encourage their support. Is this okay?

A. No, this would not be appropriate. It is good that Maya is involved in the political process, as we are all encouraged to participate in civic affairs. However, she may not use Company funds, equipment, time, or materials to support a candidate. We also may not engage in political activities while on the job. Should you become aware of Company resources being used to support a political campaign without appropriate prior approval, inform the Legal Department right away.

Responding to Media and Analyst Inquiries

From time to time, analysts and members of the local, national, and trade media approach Crawford & Company employees for interviews or information. To maintain our credibility as an organization, it is important to present Crawford and its businesses accurately and in the best possible light. When our Company releases information, we must make every effort to avoid misunderstanding, misinterpretation, or confusion. We strive to release orderly, consistent information to analysts and members of the press. Generally, only those of us designated as Authorized Spokespersons for the Company may publicly release information.

All inquiries from analysts, stockholders, or the financial community should be referred to the Company’s Chief Financial Officer (CFO). Referring these types of inquiries to our CFO will help to protect Crawford by ensuring that the proper Spokesperson handles this sensitive information.

If you are approached by a member of the press, please ask for that person’s contact information and pass it on to the Corporate Public Relations (PR) Director. The PR Director is responsible for determining whether we respond to reporters’ requests for information, and who is best suited to do so. We may not speak with or provide information to a member of the press without the participation and prior approval of Crawford’s PR Director.

For more information about responding to analyst and media inquiries, please speak with your manager or refer to the following policies:

•	Media Relations Policy and Procedures

•	Regulation Fair Disclosure Policy

Responding to Requests from Government Officials

Many of us interact regularly with government officials in the ordinary course of our business. However, if a government official or law enforcement agent makes an unusual inquiry about our Company, operations, or business practices, you should advise the Legal Department of this immediately.

We must always deal honestly with government officials and agents, and comply with valid requests and procedures. It is extremely important that we always provide truthful, accurate statements and information to government and law enforcement officials. This means that we must also cooperate with any external (and internal) audits and investigations, which may include government investigations. We must consistently and promptly provide to auditors and investigators the information they are entitled to access. It is also important to never hinder or interrupt any audit or investigation.

If you have questions regarding these matters, or think you have received information or a request about an audit or investigation, please consult with the Legal Department right away.

Guidelines for Waiving Parts of Our Code

Our Board of Directors must approve any amendment of this Code. Our Board must also approve any waiver of our Code, for any employee, director, or executive officers, including the Chief Executive Officer and senior financial officers. Any amendment or waiver of our Code must be properly documented, and publicly disclosed in accordance with all laws, rules, and regulations, including those of the New York Stock Exchange.

Acknowledgment

All employees, officers, and directors must participate in periodic training regarding our Code of Business Conduct and Ethics. Through this training, each user will be asked to acknowledge and certify receipt and understanding of our Code.

If you have a question or concern about this Code, Company policy, or conduct that may violate these standards, please talk with your manager or the person to whom you report first. If this is not possible or if you feel uncomfortable doing so, you may contact local or Home Office Human Resources, your appropriate local executive officer, the Legal Department, or the Confidential AlertLine. The Confidential AlertLine allows you to raise concerns anonymously.

The current version of this Code of Business Conduct and Ethics is posted and maintained on Crawford & Company’s website at www.crawfordandcompany.com. Because this Code may be revised periodically, please check the website for the most recent version.